Exhibit (l) under Form N-2

June 28, 2019

Federated Project and Trade Finance Tender Fund

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

Dear Sirs or Madams:

This opinion is furnished in connection with the registration by Federated Project and Trade Finance Tender Fund, a Delaware statutory trust (the “Fund”), of 14,819,580.98 shares of beneficial interest (“Shares”) under the Securities Act of 1933, as amended (the “1933 Act”), pursuant to a registration statement on Form N-2 (File No. 333-231065), as amended (“Registration Statement”). This amount represents Shares previously registered on Form N-2 (File No. 333-212613) and being carried forward as permitted by Rule 415(a)(6) and Rule 457(p) under the 1933 Act. The Fund has carried forward all 14,819,580.98 Shares.

As counsel for the Fund, we are familiar with the proceedings taken by it in connection with the authorization, issuance and sale of the Shares. In addition, we have examined and are familiar with the Agreement and Declaration of Trust of the Fund and such other documents as we have deemed relevant to the matters referred to in this opinion.

Based upon the foregoing, we are of the opinion that the Shares, upon issuance and sale in the manner referred to in the Registration Statement, will be legally issued, fully paid and non-assessable (except as described in the Registration Statement) shares of beneficial interest of the Fund.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Prospectus constituting a part thereof.

Very truly yours, /s/ K&L Gates LLP